SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: March 16, 2010

                                BONSO ELECTRONICS
                                INTERNATIONAL INC.
                                ------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

           Form 20-F [X]                            Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes [ ]                                  No [X]

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Exhibits

         99.1      Press Release dated March 16, 2010

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BONSO ELECTRONICS INTERNATIONAL, INC.
                                          (Registrant)

Date:  March 16, 2010                     By: /s/ Albert So
                                              -------------
                                              Albert So, Chief Financial Officer
                                              and Secretary